June 30, 2025

Giampietro Baudo
Chief Executive Officer
Generation Essentials Group
66 rue Jean-Jacques Rousseau
75001 Paris, France

       Re: Generation Essentials Group
           Registration Statement on Form F-1
           Filed June 24, 2025
           File No. 333-288278
Dear Giampietro Baudo:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed June 24, 2025
General

1. Please revise your registration statement to include the unaudited financial statements of Black Spade Acquisition II Co. through the three months ended March 31, 2025.
       See Rule 15-01(e) of Regulation S-K.
2. Your disclosure appears to be inconsistent with regards to how many shares and warrants you are registering in this offering. For instance, we note discrepancies regarding the amount offered on the Cover Page, in The Offering, the legal opinion, and the filing fee table. Please revise your disclosure to clarify the amount of shares and warrants you are registering. See Item 501 of Regulation S-K.
 June 30, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing